Back 2012-03-12, 20:19:23, EDT

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: Chase.G **Issuer:** TransGlobe Ener **Security:** Common Sha

Transaction Number	2047508		
Security designation	Common Shares		
Opening balance of securities held	60000		
Date of transaction	2012-03-09		
Nature of transaction	51 - Exercise of options		
Number or value of securities acquired	16500		
Unit price or exercise price	4.2700	Currency	Canadian Dollar
Closing balance of securities held	76500	Insider's calculated balance	
Filing date/time	2012-03-12 20:19:20		
General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities			

Insider: Chase.G **Issuer:** TransGlobe Ener **Security:** Options Common

Transaction Number	2047505
Security designation	Options (Common Shares)
Opening balance of securities or contracts held	159900
Date of transaction	2012-03-09
Nature of transaction	51 - Exercise of options
Number or value of securities or contracts acquired	
Equivalent number or value of underlying securities acquired	
Number or value of securities or contracts disposed of	16500
Equivalent number or value of underlying securities disposed of	16500

Unit price or exercise price	4.2700	Currency	Canadian Dollar
Conversion or Exercise price		Currency	
Date of expiry or maturity			
Closing balance of securities or contracts held	143400	Insider's calculated balance	
Filing date/time	2012-03-12 20:17:09		

General remarks *(if necessary to describe the transaction)*

Private remarks to securities regulatory authorities

Back 2012-03-12, 20:26:40, EDT

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: Chase.G **Issuer:** TransGlobe Ener **Security:** Common Sha

Transaction Number	2047511		
Security designation	Common Shares		
Opening balance of securities held	76500		
Date of transaction	2012-03-09		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities disposed of	36500		
Unit price or exercise price	11.6800	Currency	Canadian Dollar
Closing balance of securities held	40000	Insider's calculated balance	
Filing date/time	2012-03-12 20:26:36		

General remarks *(if necessary to describe the transaction)*

Private remarks to securities regulatory authorities